Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

09046638

SEC
Mail Processing
Section

JUL 20 2009

Washington, DC
122

July 13, 2009

Our contact
Petter Mattsson

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published July 10, 2009.

SUPPL

Best regards,

Skanska AB

Petter Mattsson

Published	Item	Document name	Required by
July 10, 2009	Press Release	Skanska to construct interconnections at the REFAP refinery in Brazil for USD 100 M, about SEK 815 M	law and by the listing agreement with Stockholm Stock Exchange

File Number 82-34932

DW 7/28

SKANSKA

Press Release

July 10, 2009
08:30 am CET

Skanska to construct interconnections at the REFAP refinery in Brazil for USD 100 M, about SEK 815 M

Skanska has been awarded a contract to construct the interconnections of a gasoline hydro-desulphurization unit in Alberto Pasqualini Refinery - REFAP, in Canoas, State of Porto Alegre, in the south of Brazil. The total contract amount is USD 100 M, about SEK 815 M, and will be included in order bookings for the second quarter.

The customer is REFAP, which is owned by Petrobras (70 percent) and Repsol (30 percent). Skanska has worked at the same refinery in the past, building a Sulfur Recuperation Unit, a Hydrogen Generation Unit and has an ongoing contract to build a Gasoline Hydro-Desulphurization Plant.

The scope of the contract includes: partial engineering, construction, procurement, electromechanical assembly, tests and commissioning. Work is scheduled to begin late August 2009 and shall be completed within 24 months.

These interconnections will link the Gasoline Hydro-Desulphurization Unit with the rest of the units within the refinery.

Skanska has an extensive experience in refinery works in Latin America and is today successfully involved in many other major projects for the same client (Petrobras) in Brazil.

Skanska Latin America is one of the continent's leading constructions Companies. Operations focus primarily on construction, operations and services for the international oil & gas and energy industry. In 2008, the company had more than 11,000 employees and revenues of about USD 850 M, about SEK 5.6 billion.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38.
Direct line for the media: +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.